UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ascent Solar Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

043635408

(CUSIP Number)

Victor Lee c/o Ascent Solar Technologies, Inc.

12300 Grant Street, Thornton CO 80241  720-872-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043635408		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) N/A(1) Tertius Financial Group Pte. Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 333,333,333

	8.	Shared Voting Power 00,000

	9.	Sole Dispositive Power 333,333,333

	10.	Shared Dispositive Power 00,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,333,333

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.27%

14.	Type of Reporting Person (See Instructions) CO

(1)  Tertius Financial Group Pte. Ltd. is incorporated in Singapore and does not have an I.R.S. Identification Number.

CUSIP No. 043635408	13D

Item 1.	Security and Issuer.

This Statement on Schedule 13D (the “Statement”) relates to the shares of common stock, $0.0001 par value per share (the “Shares”), of Ascent Solar Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 12300 Grant Street, Thornton, CO 80241.

Item 2.	Identity and Background.

(a)-(c)               This Statement is being filed by Tertius Financial Group Pte. Ltd., a company organized under the laws of Singapore (“TFG”). TFG is a Singaporean investment firm. The address of TFG’s principal office is 6 Temasek Boulevard #09-05, Suntec Tower Four, Singapore 038986. The name, residence or business address, and present principal occupation or employment of each of the executive officers and directors of TFG, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A and are incorporated by reference herein.

Victor Lee, the Company’s chief executive officer and a director of the Company, is a director and a 50% equity owner of TFG.  Oki Widjaja is a director of TFG and an indirect 50% equity owner of TFG (through a related entity Pacific Development Group Incorporated).

(d)-(e)   During the last five years, neither TFG nor, to the best of TFG’s knowledge, any person named in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The citizenships of each executive officer and director of TFG are set forth on Schedule A and are incorporated by reference herein.

Item 3.	Source or Amount of Funds or Other Consideration.

TFG acquired 333,333,333 Shares reported herein for an aggregate purchase price of $604,340 on January 19, 2017 pursuant to a Securities Purchase Agreement dated January 19, 2017 (the “Securities Purchase Agreement”).  The source of the funds paid by TFG was in the form of the cancellation of the Company’s outstanding promissory note held by TFG in the principal amount of $600,000, plus accrued interest thereon of $4,340.

Item 4.	Purpose of Transaction.

TFG acquired the shares for investment purposes.  As of the date of this Statement, except as set forth within this Statement, the reporting person, has no plans or proposals that would result in any of the matters set forth within (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)                                 TFG beneficially owns 333,333,333 Shares, which constitutes approximately 19.27% of the Company’s total number of Shares issued and outstanding as of January 27, 2017.

(b)                                 TFG has the sole voting and dispositive power over 333,333,333 Shares.

(c)                                  Except as described in Item 3 above with respect to the 333,333,333 Shares purchased on January 20, 2017, TFG has not effected any transactions in Shares during the past sixty days. To the knowledge of TFG, none of TFG’s executive officers or directors has effected any transactions in the shares during the past sixty days.

(d)                                 To TFG’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 20, 2017, the Issuer and TFG entered into the Securities Purchase Agreement, a copy of which is filed as Exhibit 1 hereto. The description of the Securities Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference. Under the terms of the Securities Purchase Agreement, among other things, TFG acquired 333,333,333 Shares.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

TFG Radiant Investment Group Ltd., a company organized under the laws of the British Virgin Islands (“TFG Radiant”) is a joint venture of Radiant Group, a Chinese construction and real estate conglomerate, and TFG.  TFG has an indirect interest in the shares of the Company’s Common Stock owned by TFG Radiant.  TFG Radiant currently owns 293,681 shares.

In connection with previous investments into the Company by TFG Radiant, the Issuer and TFG Radiant had previously entered into a stockholders agreement and a number of other commercial agreements.  Such stockholders agreement and such commercial agreements have expired and are no longer in effect.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1 Securities Purchase Agreement, dated January 19, 2017, incorporated by reference to Exhibit 10.1 of Issuer’s Current Report filed on Form 8-K on January 24, 2017.

CUSIP No. 043635408	13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TERTIUS FINANCIAL GROUP PTE. LTD.

By:	/s/ Victor Lee
Name:	Victor Lee
Title:	Director

Date:	January 30, 2017

CUSIP No. 043635408	13D

SCHEDULE A

Directors, Executive Officers, and Controlling Persons of TFG

		Residence or Business	Occupation or
Name	Citizenship	Address	Employment
Victor Lee	Singapore	6 Temasek Boulevard #09-05 Suntec Tower Four, Singapore 038986	Director
Oki Widjaja	Indonesia	As above	Director